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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           SIBIA NEUROSCIENCES, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                           SIBIA NEUROSCIENCES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  825732 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DR. WILLIAM T. COMER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SIBIA NEUROSCIENCES, INC.
                           505 COAST BOULEVARD SOUTH
                          SAN DIEGO, CALIFORNIA 92037
                                 (858) 452-5892
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                              THOMAS A. COLL, ESQ.
                             CARL R. SANCHEZ, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 550-6000

                           GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is SIBIA Neurosciences, Inc., a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 505 Coast Boulevard South, San Diego, California 92037.

     The title of the class of equity securities to which this statement relates is Common Stock, $.001 par value of the Company together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to a Rights Agreement dated as of March 17, 1997 and as amended on July 30, 1999 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE OFFEROR

     This statement relates to the tender offer of MC Subsidiary Corp., a Delaware corporation ("Offeror") and wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation, (the "Parent") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 6, 1999, to purchase all of the outstanding Shares at a price of $8.50 per Share, net to the seller, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit 1 and
Exhibit 2, respectively, and as more specifically set forth herein, certain portions of such Offer to Purchase are incorporated herein by reference. A copy of the joint press release issued by the Company and the Parent on August 2, 1999, relating to the Offer is filed as Exhibit 3 hereto and is incorporated herein by reference (the "Press Release").

     The Offer is being made by the Offeror pursuant to an Agreement and Plan of Merger (the "Merger Agreement") entered into on July 30, 1999 between the Company, Parent and Offeror. Pursuant to the terms of the Merger Agreement, upon consummation of the Offer, the Offeror will be merged with and into the Company (the "Merger") and the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

     Upon the consummation of the Merger, each outstanding Share that was not tendered into the Offer (other than Shares held in treasury of the Company or owned by Parent or any subsidiary of Parent (collectively, "Ineligible Shares") and other than Shares held by stockholders properly exercising appraisal rights, if any, under Delaware law ("Dissenting Shares")) will be converted automatically into the right to receive $8.50 per Share, net to the seller, in cash.

     The obligation of the Offeror to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the condition that at least a majority of the Shares outstanding on a fully diluted basis shall be validly tendered, and not withdrawn, prior to the expiration date of the Offer. As of July 30, 1999, certain stockholders of the Company (the "Stockholders") entered into Shareholders Agreements with Parent and Offeror pursuant to which each Stockholder has, among other things, (i) agreed to validly tender (and not withdraw) pursuant to the Offer, all Shares owned by such stockholder, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Offeror an irrevocable option to purchase such stockholder's Shares in the event the Merger Agreement is terminated under certain circumstances. An aggregate of 3,377,847 Shares are beneficially owned by the Stockholders and subject to the Shareholder Agreements, representing approximately 34.1% of the Shares outstanding as of July 23, 1999.

     Parent's Schedule 14D-1 states that the address of the principal executive offices of the Parent and Offeror is One Merck Drive, P.O. Box 100, W53 AB-05, Whitehouse Station, N.J. 08889-0100.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

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     (b) Except as set forth below or in the attached Annex A, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates.

     CONFIDENTIALITY AGREEMENT. In connection with granting Parent and its representatives access to certain confidential information of the Company, Parent and the Company entered into a Confidential Disclosure Agreement on June 23, 1999 (the "Confidentiality Agreement"). A copy of the Confidentiality Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference. The Confidentiality Agreement provides, among other things, that Parent may use the confidential information provided to it by the Company solely for the purpose of evaluating and discussing a proposed business relationship between the parties. In addition, the Confidentiality Agreement provides generally that Parent shall not disclose any such confidential information without the prior written consent of the Company for a period of five years from the date of the Confidentiality Agreement.

     THE MERGER AGREEMENT. A summary of the Merger Agreement is contained in
Item 11 of the Offer to Purchase under the heading "The Merger Agreement" and is incorporated herein by reference. A copy of the Merger Agreement is filed as
Exhibit 6 hereto and is incorporated herein by reference.

     THE STOCK OPTION AGREEMENT. A summary of the Stock Option Agreement between Offeror and the Company dated July 30, 1999 (the "Stock Option Agreement") is contained in Item 11 of the Offer to Purchase under the heading "Stock Option Agreement" and is incorporated herein by reference. A copy of the Stock Option Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

     THE SHAREHOLDERS AGREEMENT. A summary of the Shareholders Agreement entered into between each of The Salk Institute, Skandigen AB and William T. Comer, on the one hand, and Parent on the other hand, is contained in Item 11 of the Offer to Purchase under the heading "Shareholders Agreement" and is incorporated herein by reference. A copy of the form of Shareholders Agreement is filed as
Exhibit 8 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Background of the Transaction.

     In December 1998, the Company engaged CIBC World Markets Corp. ("CIBC") to advise the Company on strategic alternatives aimed at enhancing stockholder value. Strategic alternatives considered by CIBC included the acquisition of the Company by or merger with small and large biotechnology and/or pharmaceutical companies that could leverage the Company's extensive patent portfolio and drug discovery capabilities.

     During the period between March 17, 1999 and June 3, 1999, CIBC and the Company contacted, on a confidential basis, 21 companies as potential merger or acquisition parties and delivered certain nonconfidential information to 14 of these companies at their request. As a result, seven of those companies executed confidentiality agreements with the Company and sent representatives to visit the Company to conduct business and legal due diligence. Five of such companies, including Parent, expressed indications of interest in potentially acquiring the Company and ultimately, two written proposals were received, one from a small biotechnology company in May 1999 and one from Parent in June 1999, as described below.

     In May 1999, one biotechnology company contacted on behalf of the Company proposed to acquire all of the outstanding Common Stock of the Company in a stock-for-stock strategic combination at a value of between $4.75 to $5.25 per share of Company Common Stock, conditioned on the completion of extensive due diligence by such company. Upon consultation with CIBC, the value of such proposal was considered low by Company management and the Board. As a result, the Board directed Company management and CIBC to continue negotiations with such company in an effort to increase the price of the offer.

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     On June 18, 1999, a representative of Parent contacted a representative of the Company to discuss a potential transaction with the Company. The respective representatives discussed how the parties should proceed with negotiations and due diligence.

     On June 23, 1999, Parent and the Company entered into the Confidentiality Agreement and the Company provided preliminary due diligence materials to Parent. Between June 23, 1999 and July 22, 1999, representatives of Parent visited the Company and participated in various due diligence meetings with management and scientific personnel. During that period, the Company continued to seek to identify potential merger or acquisition transactions as noted above.

     On July 21, 1999, Parent submitted a written proposal to the Company offering to acquire all of the outstanding shares of the Company's Common Stock for $7.50 in cash per share by means of a cash tender offer (the "Parent Proposal"), subject to limited confirmatory due diligence. The Parent Proposal also required the receipt by Parent of an option to purchase up to 19.9% of the Company's Common Stock under certain conditions, and required that certain stockholders of the Company agree to tender, and to grant Parent an option to purchase, exercisable under certain circumstances, the shares of Company Common Stock held by such stockholders on substantially the terms contained in the Shareholders Agreement. The Parent Proposal required the Company to respond to such proposal by the end of the day on July 23, 1999.

     On July 23, 1999, the Board held a telephonic meeting to discuss and consider the Parent Proposal. The Board reviewed the terms of the Parent Proposal and the terms of the Merger Agreement and related documents included therewith with representatives from CIBC and the Company's outside legal counsel. The CIBC representatives noted that, although some interest had been expressed in the Company by some of the third parties contacted on behalf of the Company, other than Parent and the small biotechnology company noted above no such third party had submitted any oral or written proposal for the acquisition of the Company and had not indicated any time frame under which a proposal, if any, would be forthcoming. After full discussion of the Parent Proposal, the Board authorized representatives of Company management, CIBC and Cooley Godward LLP ("Cooley Godward"), the Company's outside counsel, to proceed with the negotiations with Parent with the goal of obtaining the highest price per share possible. In addition, the Board instructed management and representatives of CIBC to follow-up with third parties already contacted and to contact additional third parties, including certain strategic partners of the Company, to determine whether such third parties had any interest in acquiring the Company.

     Following the July 23, 1999 Board meeting, Parent and representatives for the Company continued discussions regarding the Parent Proposal between July 24, 1999 and July 26, 1999. During such time, Parent increased the price per share offered to acquire the Company first from $7.50 to $8.25, and then finally to $8.50.

     Between July 23 and July 28, 1999, representatives of the Company again contacted the small biotechnology company that had previously submitted an offer to acquire the Company and four large pharmaceutical companies to determine if any of such companies were interested in making a proposal to acquire the Company. Such Company representatives requested that such companies submit any offers to the Company no later than the end of the day on July 29, 1999. Representatives of the biotechnology company's financial advisors indicated that such company was unwilling to increase its offer to acquire the Company. One of the pharmaceutical companies contacted indicated that it was not interested in pursuing a strategic transaction with the Company. Three other pharmaceutical companies indicated that they were still in the evaluation process, but none of these companies submitted any oral or written proposal to acquire the Company.

     On July 28, 1999, the Board held a telephonic meeting to discuss the progress of the negotiations related to the Parent Proposal and the status of any discussions with other third parties regarding a potential acquisition transaction with the Company. Representatives from CIBC reported to the Board that Parent had increased the per share price of its proposal from $7.50 to $8.50. CIBC also informed the Board that during the period between July 23, 1999 and July 28, 1999, no third party contacted by CIBC had, despite repeated contacts with such third parties, submitted any proposal to acquire the Company. The Board concluded that such companies had been given sufficient opportunity to conduct extensive due diligence and make a proposal
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to acquire the Company. Representatives of Cooley Godward updated the Board on the status of the negotiations related to the Merger Agreement and the ancillary agreements. In addition, Cooley Godward noted one of the three stockholders whom had been asked to agree to tender such stockholders shares in the Offer had retained legal counsel and that such legal counsel had been negotiating separately with Parent on behalf of such stockholder. After due consideration of the Parent Proposal and upon consultation with representatives of CIBC, the Board determined that, in light of the terms and conditions in the Merger Agreement and the absence of any offers that had been received by the Company, the $8.50 per share offer by Parent was the highest price that could be obtained. The Board then instructed the management of the Company and representatives of Cooley Godward to continue the negotiations related to the Parent Proposal.

     During the period from July 28, 1999 through July 30, 1999, representatives of the Company and CIBC continued to follow-up with companies previously contacted.

     On the afternoon of July 30, 1999, the Board held a telephonic meeting to discuss the status of the Parent Proposal. Company management and CIBC informed the Board that between July 28, 1999 and July 30, 1999, no other party had submitted a written proposal to the Company relating to any alternative acquisition transaction. Representatives of Cooley Godward and CIBC gave a detailed presentation to the Board regarding the material terms of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, including the structure of the Offer and Merger, the conditions to the Offer, covenants applicable to the Company under the Merger Agreement (including restrictions on the ability to discuss alternative transactions), the termination provisions and the circumstances under which the Company would be required to pay a break-up fee to Parent in the event the Merger Agreement were terminated. In addition, representatives of CIBC made a presentation regarding the financial terms of the proposed Offer, explaining to the Board in detail the analyses undertaken by CIBC regarding the Parent Proposal. After extensive questions were asked by the Board, the CIBC representative then rendered the opinion of CIBC, which was subsequently confirmed in writing, that the consideration to be received by the stockholders of the Company was fair, from a financial point of view, to the stockholders of the Company. After such presentations and discussions, the Board approved the Parent Proposal by a unanimous vote of the directors present. (Mr. William Miller, the Company's Chairman of the Board, was unable to attend the Board meeting by telephone due to being on an airplane that was delayed on the tarmac. Subsequently on the evening of July 30, 1999, Mr. Miller was briefed on all of the events discussed at the Board meeting and indicated his approval of the Offer and the Merger Agreement.) The Company entered into the Merger Agreement and the Stock Option Agreement with Parent as of July 30, 1999.

     On the morning of August 2, 1999, the Company and Parent announced the Offer and the execution of the Merger Agreement in a joint press release issued prior to the commencement of trading on the New York Stock Exchange.

     In addition, on August 2, 1999, Mark Lampert, an affiliate of Biotechnology Value Fund, L.P., a major stockholder of the Company ("BVF"), in a telephone call with the Company's Chief Executive Officer, indicated that he was disappointed in the Offer price and that BVF may be willing to purchase shares of Company Common Stock held by The Salk Institute for Biological Studies, another major stockholder of the Company, for $8.50 per share and arrange for financing for the Company to be used in the Company's ongoing operations.

     During the morning of August 3, 1999, a pharmaceutical company which the Company had previously contacted indicated, in an unsolicited telephone call, that it was interested in acquiring the Company and that it was prepared to make an offer to acquire the Company that would be better than the offer of $8.50 per share that was publicly reported. No price or other terms were identified by such company. In addition, on August 4, 1999, a representative of an investment banking firm contacted CIBC on behalf of such pharmaceutical company and indicated that such pharmaceutical company was evaluating making a better offer for the Company than Parent's offer. No price or other terms were identified by such representative.

     On August 4, 1999, the Board held a telephonic meeting and unanimously (with all members present) ratified and approved the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby.
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     RECOMMENDATION.

     THE BOARD UNANIMOUSLY APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     REASONS FOR RECOMMENDATION.

     As set forth above, prior to approving the Parent Proposal and authorizing the Company to enter into the Merger Agreement and the Stock Option Agreement, the Board received presentations from representatives of CIBC regarding the financial aspects of the proposed Offer and the Merger, and from representatives of Cooley Godward regarding the legal aspects of the Offer and the Merger. In reaching its conclusion that the Offer and the Merger is in the best interests of the Company and its stockholders, the Board principally considered the following:

          (i) the terms and conditions of the Offer and the Merger Agreement;

          (ii) the trading history of the Shares during the past several years, a comparison of that trading history with those of other comparable companies and expected trading prices for the foreseeable future;

          (iii) the purchase price of $8.50 per Share in cash represents a premium over recent and historical market prices for the Shares. On July 30, 1999, the last trading day before announcement of the Offer and the Merger Agreement, the closing price for the Company's Common Stock as quoted on the Nasdaq National Market was $5.25;

          (iv) the presentation of the CIBC representatives to the Board at the July 30, 1999 Board meeting and the oral opinion (subsequently confirmed in writing) of CIBC to the effect that, as of July 30, 1999, the $8.50 per Share in cash to be received by the stockholders of the Company in the Offer and Merger, is fair, from a financial point of view, to such stockholders. A copy of the CIBC written opinion that was delivered to the Board is set forth as Annex B to this Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE CIBC OPINION IN ITS ENTIRETY;

          (v) despite efforts by the Company's management and by representatives of CIBC, the lack of any other third party proposals regarding a potential acquisition transaction with the Company on terms more favorable than those expressed in the Parent Proposal;

          (vi) the fact that the Offer is not contingent on Parent obtaining financing and contains no other terms or conditions that, in the view of the Board, could materially impair the consummation of the Offer or the Merger;

          (vii) the fact that, to the extent the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or an unsolicited tender or exchange offer for the Shares is commenced, which the Board determines in good faith (after consultation with counsel and the financial advisors to the Company) is more favorable to the stockholders of the Company than the Offer, from a financial point of view and is reasonably likely to be consummated, the Board may, in accordance with the Merger Agreement and in the proper exercise of its fiduciary duties, terminate the Merger Agreement (subject to payment of a $2 million termination fee to the Parent and the Parent's rights under the Stock Option Agreement) and adopt the more favorable transaction;

          (viii) the fact that three significant stockholders of the Company beneficially holding in the aggregate approximately 34.1% of the outstanding Shares were willing to enter into the Shareholder Agreements pursuant to which such stockholders agreed to tender into the Offer all of the Shares held by them;

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          (ix) the fact that, in management's view, conducting an extensive public auction process prior selling the Company would be detrimental to the Company and would cause significant disruption in the existing operations of the Company;

          (x) the financial condition, results of operations, business and prospects of the Company; and

          (xi) the Company's ability to raise additional capital to fund on-going and future operations.

     The Company's Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, consummation of the Offer and the Merger will eliminate the stockholder's ability to participate in the future growth and possible profits of the Company.

     The Board of Directors anticipates that if the Shares are not purchased by the Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company's Board of Directors will continue to manage the Company as an ongoing business in accordance with the Company's current business plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Board's financial advisor in connection with the Offer and other matters arising in connection therewith is CIBC.

     Pursuant to an engagement letter dated December 3, 1998 (the "Engagement Letter"), the Company engaged CIBC to act as its financial advisor in connection with the Company's review of its strategic and financial alternatives. Under the terms of the Engagement Letter, the Company paid CIBC a retainer fee of $25,000 upon the signing of the engagement letter, and is required to pay CIBC an additional $25,000 every three months until the completion of a business transaction (including the Offer). In connection with the Offer, the Company is obligated to pay CIBC a fee of $250,000 for the rendering of the fairness opinion to the Company's Board in connection with its approval of the Offer and the Merger. CIBC is also entitled to receive additional compensation equal to 1.1% of the value of the Offer and the Merger (including the cash to be paid to the stockholders of the Company and the value of the stock options of the Company to be assumed by Parent). The Company also has agreed to reimburse CIBC for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify CIBC against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of CIBC's engagement as financial advisor.

     In connection with the Offer and the Merger, the Company will pay CIBC an aggregate of approximately $1,100,000 for services provided to the Company.

     CIBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected CIBC to act as its financial advisor in connection with the Offer on the basis of its experience in advising companies in connection with similar offers.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Company's Common Stock on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     No transactions in the Shares have been effected during the last 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     The Company believes, to the best of its knowledge, that its directors, executive officers and the stockholders who are a party to the Shareholders Agreement currently intend to tender Shares held or beneficially owned by them in response to the Offer. In addition, the Company has granted to Parent an

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

irrevocable option to purchase up to 1,931,050 shares of Company Common Stock pursuant to the Stock Option Agreement. Such option is exercisable in certain circumstances that give rise to the ability to terminate the Merger Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:
(1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company;
(3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above in Items 3 or 4 above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT                           DESCRIPTION
 -------                           -----------
Exhibit 1  Offer to Purchase dated August 6, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of Merck &
           Co., Inc. and MC Subsidiary Corp. filed with the Securities and Exchange Commission on August 6, 1999 (the "Schedule
           14D-1")).**
Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit
           (a)(2) of Schedule 14D-1).**
Exhibit 3  Joint Press Release issued by the Company and the Parent, dated August 2, 1999.
Exhibit 4  Opinion Letter of CIBC World Markets Corp., dated July 30,
           1999.*
Exhibit 5  Confidential Disclosure Agreement dated July 21, 1999 between the Company and Parent.
Exhibit 6  Agreement and Plan of Merger, dated July 30, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).
Exhibit 7  Stock Option Agreement dated July 30, 1999 among the Parent, the Merger Sub and the Company (incorporated by reference to
           Exhibit (c)(3) of the Schedule 14D-1).
Exhibit 8  Shareholders Agreement dated July 30, 1999 between the
           Parent, the Merger Sub and certain stockholders of the
           Company (incorporated by reference to Exhibit (c)(2) of the
           Schedule 14D-1).
Exhibit 9  Letter to Stockholders of the Company dated August 6, 1999.*

---------------
 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company

** Included in the Offer to Purchase materials mailed to stockholders of the Company

                                        8
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SIBIA NEUROSCIENCES, INC.

Date: August 6, 1999                           /s/ DR. WILLIAM T. COMER

                                          --------------------------------------
                                                   Dr. William T. Comer
                                          President and Chief Executive Officer

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                                    ANNEX A

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This information is being mailed on or about August 6, 1999 to holders of record of shares of Common Stock, par value $.001 per share, of SIBIA Neurosciences, Inc. (the "Company") in connection with the possible election of persons designated by Merck & Co., Inc. ("Parent") to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger dated July 30, 1999 (the "Merger Agreement") among the Company, Parent and MC Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Offeror"). The Merger Agreement is more fully described under Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used in this Annex A and not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Offeror commenced the Offer on August 6, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on September 2, 1999, at which time if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Offeror is obligated to purchase all Shares tendered and not validly withdrawn.

     If the Merger Agreement is terminated or if Offeror does not accept the Shares tendered for payment, then Offeror will not have any right to designate directors for election to the Company's Board of Directors.

THE PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon acceptance and payment by Offeror of at least that number of Shares greater than a majority of the outstanding Shares on a fully diluted basis, Offeror shall be entitled to designate such number of members to the Company's Board of Directors, rounded up to the next whole number, equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of shares owned in the aggregate by Offeror or Parent, upon acceptance for payment of the Shares, bears to the number of Shares outstanding. The Company has agreed, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request of Offeror, to (i) either increase the size of the Company's Board of Directors or use its reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Company's Board of Directors, and (ii) cause Parent's designees to be so elected.

     The Company has also agreed with Parent that, after the time that Parent's designees constitute at least a majority of the Company's Board of Directors and until the consummation of the Merger, the Company's Board of Directors shall always have at least two independent directors who are neither officers of Parent nor designees, shareholders or affiliates of Parent. Until the consummation of the Merger, the vote of such independent directors will be necessary to approve certain corporate transactions regarding the Company.

     It is expected that on the date that Offeror accepts for payment and purchases the Shares under the Offer, which the Company expects to be on or after September 2, 1999, the Company will promptly take such other action as will be necessary to enable the Parent Designees (as defined below) to be elected to the Company's Board of Directors.

     Set forth below is the name, age and present principal occupation or employment for each of the persons who may be designated by Parent (the "Parent Designees") to serve on the Company's Board of Directors. Unless otherwise indicated below, the business address for each of the individuals listed below is One Merck Drive, P.O. Box 100, W53 AB-05, Whitehouse Station, N.J. 08889-0100. Each of the individuals listed below is a citizen of the United States.

Judy C. Lewent (50)...........   Senior Vice President and Chief Financial
                                 Officer since January 1997 -- responsible for financial and corporate development functions, internal auditing and the Company's joint venture relationships; prior to that since
                                 September 1994 -- Senior Vice President and
                                 Chief Financial Officer -- responsible for financial and public affairs functions, The
                                 Merck Company Foundation (a not-for-profit charitable organization affiliated with the
                                 Company), internal auditing and the Company's joint venture relationships; prior to that since December 1993 -- Senior Vice President and Chief Financial Officer (since January
                                 1993) -- responsible for financial and public affairs functions and The Merck Company
                                 Foundation.

Mary M. McDonald (54).........   Senior Vice President and General Counsel since
                                 January 1999 -- responsible for legal and public affairs functions and The Merck Company
                                 Foundation (a not-for-profit charitable
                                 organization affiliated with the Company);
                                 prior to that since January, 1993 -- Senior
                                 Vice President and General Counsel.

Roger M. Perlmutter (46)......   Executive Vice President, Worldwide Basic
                                 Research and Preclinical Development, Merck
                                 Research Laboratories since July 1999; prior to that since February 1999 -- Executive Vice
                                 President, Merck Research Laboratories; prior to that since February 1997 -- Senior Vice
                                 President, Merck Research Laboratories; prior to that since May 1989 -- Chairman, Department of Immunology, University of Washington.

Edward M. Scolnick, M.D.
(58)..........................   Director since 1997; Executive Vice President,
                                 Science and Technology and President, Merck
                                 Research Laboratories for more than five years;
                                 Member, National Academy of Sciences and its
                                 Institute of Medicine.

     Any other officer of Parent or Offeror listed in Schedule I to the Offer to Purchase dated July 4, 1999, filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Offeror may also be designated by Parent as a Parent Designee. The information with respect to Parent Designee's has been provided by Parent for inclusion herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. As of July 30, 1999, there were 9,703,769 Shares outstanding and approximately 12,277,750 Shares outstanding on a fully diluted basis (assuming the Series B Convertible Preferred Stock would be convertible into 1,015,641 shares of Common Stock). Each Share that is outstanding on the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter.

CURRENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

     The Company's Board of Directors currently consists of six members. To the extent that the Company Board of Directors will consist of persons who are not among the Parent Designees, the Company's Board of Directors is expected to consist of persons who are currently directors of the Company who have not resigned.

     The following table sets forth as to each current director of the Company's Board of Directors such persons age, year first elected as a director and business experience for the past five years. The information set forth below was provided to the Company by the respective directors.

     DR. JAMES D. WATSON, 71, has been a director of the Company since 1992. Dr. Watson served as director of the Cold Spring Harbor Laboratory from 1968 to 1994, at which time he was appointed President. From 1956 to 1976, Dr. Watson was a member of the Department of Biology (then Molecular Biology) at Harvard University. Between 1988 and 1992, he directed the National Center for Human Genome Research at the National Institute of Health. In 1962, Dr. Watson, along with Drs. Francis H.C. Crick and Maurice Wilkins, was awarded the Nobel Prize in Physiology or Medicine for discovering the structure of deoxyribonucleic acid. Dr. Watson has won numerous awards in addition to the Nobel Prize and is a member of the U.S. National Academy of Sciences, the Royal Society in London, the Danish Academy of Arts and Sciences and the Academy of Sciences of Russia. Dr. Watson holds a B.S. from the University of Chicago and a Ph.D. from Indiana University and he has also received honorary degrees from 21 colleges and universities. He is a director of the Pall Corporation and a director of Diagnostic Products Corporation.

     DR. STANLEY T. CROOKE, 54, has been a director of the Company since 1992. He is the founder of Isis Pharmaceuticals, Inc., a publicly-held biotechnology company, and has been its Chief Executive Officer since its inception in 1989 and Chairman of the Board of Directors since 1991. From 1980 until 1989, Dr. Crooke was employed by SmithKline Beckman Corporation, a publicly-held pharmaceutical company, most recently as President of Research and Development of SmithKline & French Laboratories. Dr. Crooke received a Ph.D. and a M.D. from Baylor College of Medicine. He is a director of Megabios Corp., a publicly-held biotechnology company, a director of EPIX Medical, Inc. and an Adjunct Professor of Pharmacology at UCSD.

     DR. JEFFREY F. MCKELVY, 60, has served as the Company's Executive Vice President and Chief Scientific Officer and a director of the Company since April 1998. Prior to his joining the Company, Dr. McKelvy was Senior Vice President, Neuroscience of Allelix Biopharmaceuticals, Inc. and President of Allelix Neuroscience, Inc. since 1997. In 1994, Dr. McKelvy founded Trophix Pharmaceuticals, Inc. and served as its Chairman and Chief Executive Officer. In 1992, Dr. McKelvy joined Novartis AG (formerly CIBA-Geigy) as Vice President of the CNS Strategic Business Unit with responsibility for all aspects of the company's CNS portfolio. Prior to joining CIBA-Geigy, Dr. McKelvy was Area Head, Neuroscience Discovery, and then Venture Head for Neuroscience at Abbott, where he had responsibility for the global development of drugs for neurology and psychiatry. Dr. McKelvy spent 18 years in academic neuroscience, lastly as Professor of Neurobiology, Molecular Biology and Psychiatry at State University of New York Stony Brook and Chairman of the Neuroscience Research Review Committee of the National Institute of Mental Health. Dr. McKelvy received his Ph.D. in Biochemistry from Johns Hopkins University.

     MR. WILLIAM R. MILLER, 70, has been a director of the Company since 1991 and Chairman of the Board of Directors since 1992. In 1991, he retired as Vice Chairman of the Board of Directors of Bristol-Myers Squibb, after six years in the position. Mr. Miller is a director of ImClone Systems, Inc., Isis Pharmaceuticals, Inc., Transkaryotic Therapies, Inc., Westvaco Corporation and Xomed Surgical Products, Inc. He is Chairman of the Board of Directors of Vion Pharmaceuticals, Inc. Mr. Miller is Chairman of the Board of Trustees of the Cold Spring Harbor Laboratory and a past Chairman of the Board of Directors of Pharmaceutical Manufacturers Association. Mr. Miller is a Trustee of the Manhattan School of Music, Metropolitan Opera Association, Opera Orchestra of New York, a member of Oxford University Chancellor's Court of Benefactors; Honorary Fellow of St. Edmund Hall, and Chairman of the English-speaking Union of the United States.

     DR. WILLIAM T. COMER, 63, has been President, Chief Executive Officer and a director of SIBIA since 1991. Prior to joining SIBIA, Dr. Comer worked for Bristol-Myers Squibb Company, a publicly-held pharmaceutical company ("Bristol-Myers Squibb"), for nearly 30 years in various scientific and management positions. He served as Executive Vice President, Science & Technology, and then as President, Pharmaceutical Research & Licensing at Bristol-Myers Squibb from 1989 until 1990. Thereafter, he served as Senior Vice President, Strategic Management -- Pharmaceuticals and Nutritionals at Bristol-Myers Squibb until 1991.

Dr. Comer is currently a director of Cytel Corporation, a publicly-held biotechnology company, the University of California, San Diego ("UCSD") Cancer Center Foundation and The San Diego Chamber Orchestra. He is also a member of the Executive Committee of BIOCOM and the UCSD Industrial Advisory Committee for the Department of Chemistry and Biochemistry. Dr. Comer received a B.A. degree and Alumni Achievement Award from Carleton College and a Ph.D. in Organic Chemistry and Pharmacology from the University of Iowa.

     MR. GUNNAR EKDAHL, 56, has been a director of the Company since 1995. He is currently a director of Skandigen AB and served as Chairman of its board of directors from 1995 to 1998. Mr. Ekdahl has extensive experience with Swedish finance and investment companies and was President and Chief Executive Officer of Latour AB from 1985 to 1992, with controlling holdings in large Swedish industrial companies. Mr. Ekdahl has been active as a non-executive board member of several Swedish companies, including Chairman of Arcona AB, G&L Beijer AB, Lofbergs Lila AB, and Philipson Bil AB. Mr. Ekdahl received his B.A. from the Stockholm School of Economics in 1966.

BOARD COMMITTEES AND MEETINGS

     During the fiscal year ended December 31, 1998, the Board held six meetings. The Board has an Audit Committee, a Compensation and Stock Option Committee and a Non-Officer Stock Option Committee.

     As of August 6, 1999, the committees of the Board and the members of such committees were as follows:

     The Audit Committee is composed of two directors, Messers. Miller and Ekdahl. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements, recommends to the Board the independent auditors to be retained, and receives and considers the auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee met once during fiscal year 1998.

     The Compensation and Stock Option Committee is composed of three non-employee directors: Drs. Crooke and Watson. The Compensation and Stock Option Committee makes recommendations to the Board concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plan and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation and Stock Option Committee met five times during fiscal year 1998.

     The Board's Non-Officer Stock Option Committee consists of Dr. Comer as the sole member. The function of the Non-Officer Stock Option Committee is to review and approve stock option grants under the Company's 1996 Equity Incentive Plan in accordance with guidelines approved by the Board to eligible persons under the plan that are not subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by reason of their status as an officer, director or stockholder of the Company. The Non-Officer Stock Option Committee did not meet during fiscal year 1998, and its functions were performed by the Compensation and Stock Option Committee.

     During the fiscal year ended December 31, 1998, all directors except Dr. Watson attended at least 75% of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

NON-DIRECTOR EXECUTIVE OFFICERS

     MR. STEPHEN F. KEANE, 41, has served as the Company's Vice President, Corporate Development since November 1998. From 1994 to 1998, Mr. Keane was Director, Business Development at Molecular Biosystems, Inc. in San Diego, where he was responsible for negotiating corporate partnerships. He previously served as Director, Investor Relations at Molecular Biosystems, Inc. From 1993 to 1994, he was Senior Account Executive -- Bioscience Division with Stoorza, Ziegus & Metzger, responsible for all aspects of corporate communications programs for biotechnology and healthcare clients. From 1989 to 1993, Mr. Keane held a position at UCSD Medical Center as Scientific Editor, Radiology Department. Mr. Keane holds a B.A. from San Diego State University.

     DR. G. KENNETH LLOYD, 55, has served as Vice President, Biology since 1998. From 1994 to 1998, he served as the Company's Vice President,
Pharmaceuticals -- Biology. He joined the Company as Senior Director of Pharmacology and Preclinical Development in 1992. Beginning in 1977, Dr. Lloyd worked for Synthelabo S.A. where he held various management positions culminating with six years as Associate Director, Biology with responsibility for nervous system, cerebrovascular, bronchopulmonary, gastrointestinal and inflammation research. From 1990 to 1992, Dr. Lloyd was Assistant Vice President of Research and Director of Research (U.K.) for Wyeth-Ayerst Research. Dr. Lloyd serves on the Scientific Advisory Boards of Epigenesis and the Huntington Chorea Society of Canada. He received his B.S. and M.S. from McGill University and a Ph.D. from the University of Toronto. He held a postdoctoral position at F. Hoffman-La Roche & Co. Ltd. in Basel, Switzerland.

     DR. DAVID E. MCCLURE, 51, has served as the Company's Vice President, Clinical Development and Regulatory since 1996. From 1992 to 1996, Dr. McClure served as Director, Product Development and Project Management at Molecular Biosystems, Inc. From 1988 to 1992, he served as Assistant Director, Oncology Clinical and Medical Affairs, and as Senior Project Development Manager, Drug Development Department at ICI Pharmaceuticals Group. From 1983 to 1988, Dr. McClure served as Development Team Chairperson and Section Head, Medicinal Chemistry at McNeil Pharmaceutical (Johnson & Johnson). He started his career at Merck Research Laboratories as a medicinal chemist. He received his B.S. in Chemistry from Nebraska Wesleyan University, a Ph.D. in Organic Chemistry from Stanford University, and conducted post-doctoral work from 1973 to 1975 at Columbia University.

     DR. IAN A. MCDONALD, 51, has served as the Company's Vice President, Chemistry since 1998. From 1994 to 1998, he served as the Company's Vice President, Pharmaceuticals -- Chemistry. He joined the Company as Director of Chemistry in 1993. He has held senior scientist positions at the State Health Laboratory Service in Perth, Australia, at the Australian National University, and the Centre de Recherche Merrell International, Strasbourg, France, and he was a Group Leader and Senior Research Scientist, Marion Merrell Dow Research Institute (formerly Merrell Dow), Cincinnati, Ohio during the period 1985 to 1993. He received his B.S. and Ph.D. from the School of Chemistry, the University of Western Australia. He completed his postdoctoral studies at the Organic Chemistry Institute of the University of Zurich, Switzerland.

     MR. THOMAS A. REED, 43, has been with the Company since 1981. He has been Vice President, Finance/Administration and Chief Financial Officer since 1995. From 1991 to 1995, he was Director, Finance and was Manager of Business and Market Evaluation from 1989 to 1991. He received his B.A. from the University of California, Berkeley and his M.B.A. from the University of San Diego.

     DR. CARLA SUTO, 40, has served as the Company's Vice President, High Throughput Screening and Technology Development since April 1999. Dr. Suto joined SIBIA as Director of High Throughput Screening in 1996. Prior to joining SIBIA, Dr. Suto held the position of Group Leader in the Department of Pharmacology and Drug Discovery at Signal Pharmaceuticals, Inc. Previous to Signal, Dr. Suto was a Senior Research Scientist in the Department of New Leads Discovery at Ligand Pharmaceuticals, Inc. From 1987 to 1993, she held positions at Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Company in Ann Arbor, Michigan. Dr. Suto received her B.S. in Biology from Simmons College in 1981, a Ph.D. in Biology in 1985 from Brown University and did her post-doctoral training at the M. D. Anderson Hospital and Tumor Institute in Houston, Texas.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities (the "10% Stockholders"), to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1998, its officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

     Currently, each non-employee director of the Company receives an annual retainer of $15,000, while the Chairman of the Board receives $25,000. The members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy. Furthermore, during 1998, Dr. Watson received compensation of $10,000 for his services as a member of the Company's Scientific Advisory Board.

     For the year ended December 31, 1998, total cash compensation paid to non-employee directors for service on the Board and/or committees of the Board was $85,000, not including the $10,000 payment to Dr. Watson for his service on the Company's Scientific Advisory Board.

     In addition to cash compensation, non-employee directors are eligible to receive annual grants of options to purchase Common Stock of the Company. See "Employee Benefit Plans -- 1996 Non-Employee Directors' Stock Option Plan."

     During fiscal year 1998, the Company granted an option to purchase 3,000 shares of Common Stock of the Company to each non-employee director and an option to purchase 5,000 shares of Common Stock of the Company to the Chairman of the Board, in each case at an exercise price per share of $5.63. The fair market value of the Company's Common Stock on the date of grant was $5.63 per share (based upon the closing sales price reported in the Nasdaq National Market System on the date of grant). As of January 31, 1999, options to purchase 105,750 shares of Common Stock of the Company granted to the current non-employee directors had been exercised.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows for the fiscal years ending December 31, 1998, 1997 and 1996, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its four other most highly compensated executive officers at December 31, 1998 and one former executive officer who was no longer serving as an executive officer at the end of fiscal year 1998 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                COMPENSATION
                                            ANNUAL COMPENSATION(1)                AWARDS(2)
                                 --------------------------------------------   -------------
                                                                 OTHER ANNUAL      SHARES        ALL OTHER
                                 FISCAL                          COMPENSATION    UNDERLYING     COMPENSATION
  NAME AND PRINCIPAL POSITION     YEAR    SALARY($)   BONUS($)       ($)        OPTIONS(#)(3)      ($)(4)
  ---------------------------    ------   ---------   --------   ------------   -------------   ------------
William T. Comer, Ph.D.........   1998     276,258     42,400           --          30,000         6,933
  Chief Executive Officer and     1997     261,756     63,000           --          12,825         4,917
  President                       1996     249,000     28,800           --          15,040         4,491
Michael M. Harpold, Ph.D.(5)...   1998     193,500     20,000       43,600(6)           --         4,993
  Vice President                  1997     191,400     37,000           --           8,950         5,680
                                  1996     182,500     16,000           --           8,225         5,253
G. Kenneth Lloyd, Ph.D.........   1998     197,500     20,000       10,000(7)       15,000
  Vice President, Biology         1997     187,500     40,000       10,000(7)        8,950         6,432
                                  1996     178,000     15,200       10,000(7)        8,225         5,248
David E. McClure, Ph.D.........   1998     167,500     20,000           --          16,000         6,191
  Vice President, Clinical        1997     158,750     20,000           --           5,198         5,556
  Development and Regulatory      1996      51,667(8)  10,000(8)        --          33,500            --
Ian A. McDonald, Ph.D..........   1998     170,550     20,100       10,000(7)       16,000         6,209
  Vice President, Chemistry       1997     161,000     32,100       10,000(7)        8,950         5,548
                                  1996     153,250     13,300       10,000(7)        7,050         5,144
Jeffrey F. McKelvy, Ph.D.(9)...   1998     180,877     30,000       34,875(10)     100,000           912
  Executive Vice President and    1997          --         --           --              --            --
  Chief Scientific Officer        1996          --         --           --              --            --

---------------
 (1) As permitted by rules promulgated by the SEC, no amounts are shown with respect to certain perquisites where such amounts do not exceed the lesser of (i) 10% of the sum of the amounts reflected in the salary and bonus columns, or (ii) $50,000.

 (2) None of the Named Executive Officers held restricted stock awards as of December 31, 1998.

 (3) Unless otherwise noted, all options were granted under the Company's 1996 Equity Incentive Plan or 1992 Stock Option Plan.

 (4) All amounts include the value of excess group term life insurance premiums and matching 401(k) Plan contributions paid on behalf of the Named Executive Officers.

 (5) Dr. Harpold ceased serving as Vice President, Research in April 1998 and became Vice President.

 (6) Consists of forgiveness of debt related to amounts loaned to Dr. Harpold pursuant to a promissory note dated July 1992. See "-- Employment Agreements."

 (7) Includes forgiveness of $10,000 of principal amount owed to the Company for certain indebtedness.

 (8) Dr. McClure joined the Company in September 1996. Salary amount represents the total amount of salary actually paid to Dr. McClure in 1996. Dr. McClure's annual base salary for 1996 was $155,000. The bonus amount of $10,000 represents Dr. McClure's signing bonus. Upon joining the Company, Dr. McClure was granted an option to purchase 33,500 shares of Common Stock of the Company at an exercise price of $6.63 per share. The option vests and becomes exercisable in four equal annual installments commencing on September 1, 1997.

 (9) Dr. McKelvy joined the Company in April 1998. Salary amount represents the total amount of salary actually paid to Dr. McKelvy in 1998. Dr. McKelvy's annual base salary for 1998 was $250,000. Bonus amount of $30,000 represents Dr. McKelvy's sign-on bonus. Upon joining the Company, Dr. McKelvy was granted an option to purchase 100,000 shares of Common Stock of the Company at an exercise price of $5.00 per share. The option vests and becomes exercisable in four equal annual installments commencing on April 9, 1999.

(10) Consists of relocation costs paid by the Company.

                       STOCK OPTION GRANTS AND EXERCISES

     The Company currently grants options to its executive officers under the Incentive Plan. As of January 31, 1999, options to purchase a total of 825,825 shares were outstanding under the Incentive Plan and options to purchase 686,840 shares remained available for grant thereunder. The following tables show for the fiscal year ended December 31, 1998, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                INDIVIDUAL GRANTS                          ANNUAL RATES OF
                           -----------------------------------------------------------       STOCK PRICE
                             NUMBER OF        % OF TOTAL                                     APPRECIATION
                            SECURITIES          OPTIONS                                       FOR OPTION
                            UNDERLYING          GRANTED                                       TERM($)(3)
                              OPTIONS       TO EMPLOYEES IN    EXERCISE     EXPIRATION   --------------------
          NAME             GRANTED(#)(1)    FISCAL YEAR(2)    PRICE($/SH)      DATE         5%         10%
          ----             -------------    ---------------   -----------   ----------   --------    --------
William T. Comer.........      30,000             5.9            5.00         4/8/08      94,500     238,500
G. Kenneth Lloyd.........      15,000             3.0            5.00         4/8/08      47,250     119,250
David E. McClure.........      16,000             3.2            5.00         4/8/08      50,400     127,200
Ian A. McDonald..........      16,000             3.2            5.00         4/8/08      50,400     127,200
Jeffrey F. McKelvy.......     100,000(4)         19.7            5.00         4/8/08     315,000     795,000

---------------
(1) Except otherwise noted, options were granted under the Incentive Plan. The options vest 20% on date of grant and 20% annually over the next 4 years.

(2) Based on options to purchase 506,288 shares of the Company's Common Stock granted to employees, including Named Executive Officers, under the Incentive Plan during fiscal year 1998.

(3) The potential realizable value is calculated based on the term of the option at its time of grant, which in each case is 10 years. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The total appreciation of the options over their 10-year terms at 5% and 10% is 63% and 159%, respectively. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's Common Stock, and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders. The Board has the authority to reprice options under the Incentive Plan. See Proposal
    2 -- "Terms of Options -- Repricing."

(4) Options vest 25% annually over the next 4 years.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN
                                                                   OPTIONS AT             THE MONEY OPTIONS AT
                                  SHARES                     DECEMBER 31, 1998(#)(1)     DECEMBER 31, 1998($)(2)
                                ACQUIRED ON      VALUE      -------------------------   -------------------------
             NAME               EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
             ----               -----------   -----------   -------------------------   -------------------------
William T. Comer..............         0             0           108,244/65,946             $356,967/$123,669
Michael M. Harpold............         0             0            62,919/25,931                218,896/74,772
G. Kenneth Lloyd..............    17,700        75,589            45,043/37,872                137,585/74,577
David E. McClure..............         0             0            22,030/32,668                           0/0
Ian A. McDonald...............    20,000        95,400            63,476/37,849                210,738/72,132
Jeffrey F. McKelvy............         0             0                0/100,000                           0/0

---------------
(1) Includes both "in-the-money" and "out-of-the-money" options. "In-the-money" options are options with an exercise price below the fair market value of the Company's Common Stock.

(2) Calculation based on the fair market value of the Company's Common Stock at December 31, 1998 ($4.75 per share), minus the exercise price. "Out-of-the-money" options are ignored.

                             EMPLOYMENT AGREEMENTS

     Effective April 1998, the Company entered into an employment agreement (the "McKelvy Agreement") with Dr. Jeffrey McKelvy whereby Dr. McKelvy agreed to serve as the Company's Executive Vice President and Chief Scientific Officer. Under the McKelvy Agreement, Dr. McKelvy will receive an annual base salary of $250,000 and will be eligible to receive a discretionary performance-based cash bonus of up to 20% of such base salary. In addition, Dr. McKelvy was granted a stock option under the Company's 1996 Equity Incentive Plan to acquire up to 100,000 shares of the Company's Common Stock at an exercise price of $5 per share. Such options vest at an annual rate of 25% over a period of four years from the date of grant. Dr. McKelvy also received a sign-on bonus of $30,000 and is eligible to receive a loan from the Company of up to $100,000 to assist him in relocating to San Diego, the principal and interest of such loan to be forgiven over a period of five years based upon the achievement of personal and company objectives. The McKelvy Agreement is terminable at any time for any reason or no reason by either party.

     Effective April 1998, the Company entered into an employment agreement (the "Harpold Agreement") with Michael M. Harpold, Ph.D. whereby Dr. Harpold agreed to continue his employment with the Company by performing a special assignment with the title of Vice President through March 31, 1999. Under the Harpold Agreement, Dr. Harpold will continue to receive his annual base salary of $193,500. In addition, the Company forgave Dr. Harpold's outstanding employee loan in the amount of $43,600, as described under the caption "Certain Transactions." The Harpold Agreement is terminable at any time or for any reason by either party. If Dr. Harpold remains an employee through March 31, 1999, subject to certain conditions, the Company will continue his salary for a period of six months after such time and accelerate vesting of his stock options (dated November 10, 1994 covering a total of 58,750 shares at an exercise price of $0.85 cents per share, May 9, 1995 covering a total of 7,050 shares at an exercise price of $1.45 per share and February 22, 1996 covering a total of 6,169 shares at an exercise price of $1.91 per share).

     Effective November 1998, the Company entered into an employment agreement (the "Keane Agreement") with Stephen F. Keane whereby Mr. Keane agreed to serve as the Company's Vice President, Corporate Development. Under the Keane Agreement, Mr. Keane will receive an annual base salary of $150,000 and will be eligible to receive a discretionary performance-based cash bonus of up to 15% of such base salary. In addition, Mr. Keane was granted a stock option under the Incentive Plan to acquire up to 60,000 shares of the Company's Common Stock at an exercise price of $4.50 per share. Such options vest at an annual rate of 25% over a period of four years from the date of grant. Mr. Keane also received a sign-on bonus of $5,000. The Keane Agreement is terminable at any time for any reason or no reason by either party.

                         CHANGE IN CONTROL ARRANGEMENTS

     The Company's Management Change of Control Plan, as amended in June 1999, (the "Change of Control Plan"), is applicable to William T. Comer, G. Kenneth Lloyd, Ian A. McDonald, Thomas A. Reed and, with respect to certain provisions, David E. McClure, Stephen F. Keane, Jeffrey F. McKelvy and Ms. Carla Suto. The Change of Control Plan generally provides for the payment of benefits to its participants upon the occurrence of certain defined change of control events. Among the benefits provided are generally: (i) cash bonuses of up to 25% of annual base salary, depending on the valuation of the Company at the time of the change of control; (ii) acceleration of vesting of certain stock options granted to certain participants; (iii) severance payments of up to two times annual base salary, depending on the participant's position with the Company at the time of a change of control; and (iv) the payment of health insurance premiums and outplacement expenses incurred upon a change of control.

     Under the Change of Control Plan, a "change of control" of the Company is deemed to have occurred upon the consummation of a merger or consolidation in which the Company is not the surviving entity (other than a transaction the principal purpose of which is to change the jurisdiction of the Company's incorporation), the sale, transfer or other disposition of all or substantially all of the assets of the Company or a reverse merger in which the Company is the surviving entity, but in which 50% or more of the Company's outstanding voting stock is transferred to holders different from those who held such stock immediately prior to such merger.

                             EMPLOYEE BENEFIT PLANS

1996 EQUITY INCENTIVE PLAN

     The Company maintains a 1996 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses and restricted stock purchase awards (collectively "awards"). Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code. Stock appreciation rights granted under the Incentive Plan may be tandem rights, concurrent rights or independent rights. See "Federal Income Tax Information" for a discussion of the tax treatment of awards. To date, the Company has granted only stock options under the Plan.

Purpose

     The Board adopted the Incentive Plan to provide a means by which employees, directors and consultants of the Company and its affiliates may be given an opportunity to purchase stock in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. Approximately 136 of the approximately 140 employees, directors and consultants of the Company and its affiliates are eligible to participate in the Incentive Plan.

Administration

     The Board administers the Incentive Plan. Subject to the provisions of the Incentive Plan, the Board has the power to construe and interpret the Incentive Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of Common Stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award.

     The Board has the power to delegate administration of the Incentive Plan to a committee composed of not fewer than two members of the Board. In the discretion of the Board, a committee may consist solely of two or more outside directors in accordance with Section 162(m) of the Code or solely of two or more non-employee directors in accordance with Rule 16b-3 of the Exchange Act. The Board has delegated administration of the Incentive Plan to the Compensation and Stock Option Committee of the Board. The Board may also delegate to a committee of one or more members of the Board the authority to grant awards under the Incentive Plan to eligible persons who are not subject to Section 16 of the Exchange Act in accordance with guidelines approved by the Board. The Board has delegated such authority to the Non-Officer Stock Option Committee. See "Board Committees and Meetings." As used herein with respect to the Incentive Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

     The regulations under Section 162(m) of the Code require that the directors who serve as members of the committee must be "outside directors." The Incentive Plan provides that, in the Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) current employees of the Company or an affiliate, (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension Incentive Plan), (iii) current and former officers of the Company or an affiliate, (iv) directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a director), and (v) any other person who is otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

Eligibility

     Incentive stock options and stock appreciation rights appurtenant thereto may be granted under the Incentive Plan only to employees (including officers) of the Company and its affiliates. Employees (including officers), directors and consultants of both the Company and its affiliates are eligible to receive all other types of awards under the Incentive Plan.

     No option may be granted under the Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. Likewise, no restricted stock award may be granted under the Incentive Plan to any such 10% stockholder unless the exercise price is at least 100% of the fair market value of the stock subject to the award. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Incentive Plan and all other such plans of the Company and its affiliates) may not exceed $100,000.

     No person may be granted options and stock appreciation rights under the Incentive Plan exercisable for more than 500,000 shares of Common Stock during any twelve (12) month period ("Section 162(m) Limitation").

Stock Subject to the Incentive Plan

     Subject to stockholder approval of this Proposal, an aggregate of 2,513,141 shares of Common Stock is reserved for issuance under the Incentive Plan. If awards granted under the Incentive Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such awards again becomes available for issuance under that Incentive Plan. If the Company reacquires unvested stock issued under the Incentive Plan, the reacquired stock will revert to and again become available for reissuance under the Incentive Plan for awards other than incentive stock options.

Terms of Options

     The following is a description of the permissible terms of options under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

     Exercise Price; Payment. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. If options were granted with exercise prices below market value, deductions for compensation attributable to the exercise of such options could be limited by Section 162(m) of the Code. See "Federal Income Tax Information." As of the close of business on April 1, 1999, the closing price of the Company's Common Stock as reported on the Nasdaq National Market System was $5.00 per share.

     The exercise price of options granted under the Incentive Plan must be paid either in cash at the time the option is exercised or at the discretion of the Board (i) by delivery of other Common Stock of the Company, (ii) pursuant to a deferred payment arrangement or (iii) in any other form of legal consideration acceptable to the Board.

     Repricing. In the event of a decline in the value of the Company's Common Stock, the Board has the authority to offer participants the opportunity to replace outstanding higher priced options with new lower priced options. To the extent required by Section 162(m) of the Code, a repriced option is deemed to be canceled and a new option granted. Both the option deemed to be canceled and the new option deemed to be granted will be counted against the Section 162(m) Limitation.

     Option Exercise. Options granted under the Incentive Plan may become exercisable in cumulative increments ("vest") as determined by the Board. Shares covered by currently outstanding options under the Incentive Plan typically vest at the rate of at least twenty percent (20%) per year of the total number of shares subject to the option during the participant's employment by, or service as a director or consultant to, the Company or an affiliate (collectively, "service"). Shares covered by options granted in the future under the Incentive Plan may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may vest or be exercised. In addition, options granted under the Incentive Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned Common Stock of the Company or by a combination of these means.

     Term. The maximum term of options under the Incentive Plan is 10 years, except that in certain cases (see "Eligibility") the maximum term is five years. Options under the Incentive Plan generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within the period specified in the option agreement, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. A participant may designate a beneficiary who may exercise the option following the participant's death.

     Individual option grants by their terms may provide for exercise within a longer period of time following termination of service.

     The option term generally is not extended in the event that exercise of the option within these periods is prohibited. A participant's option agreement may provide that if the exercise of the option following the termination of the participant's service would result in liability under Section 16(b) of the Exchange Act, then the option shall terminate on the earlier of (i) the expiration of the term of the option or (ii) the 10th day after the last date on which such exercise would result in such liability under Section 16(b). A participant's option agreement also may provide that if the exercise of the option following the termination of the participant's service would be prohibited because the issuance of stock would violate the registration requirements under the Securities Act of 1933, as amended (the "Securities Act"), then the option will terminate on the earlier of (i) the expiration of the term of the option or (ii) three months after the termination of the participant's service during which the exercise of the option would not be in violation of such registration requirements.

Terms of Stock Bonuses and Purchases of Restricted Stock

     Payment. The Board determines the purchase price under a restricted stock purchase agreement, but the purchase price may not be less than 85% of the fair market value of the Company's Common Stock on the date of grant. The Board may award stock bonuses in consideration of past services without a purchase payment.

     The purchase price of stock acquired pursuant to a restricted stock purchase agreement under the Incentive Plan must be paid either in cash at the time the option is exercised or at the discretion of the Board, (i) by delivery of other Common Stock of the Company, (ii) pursuant to a deferred payment arrangement or (iii) in any other form of legal consideration acceptable to the Board.

     Vesting. Shares of stock sold or awarded under the Incentive Plan may, but need not be, subject to a repurchase option in favor of the Company in accordance with a vesting schedule as determined by the Board. The Board has the power to accelerate the vesting of stock acquired pursuant to a restricted stock purchase agreement under the Incentive Plan.

     Restrictions on Transfer. Rights under a stock bonus or restricted stock bonus agreement may not be transferred except where such assignment is required by law.

Stock Appreciation Rights

     The Incentive Plan authorizes three types of stock appreciation rights.

     Tandem Stock Appreciation Rights. Tandem stock appreciation rights are tied to an underlying option and require the participant to elect whether to exercise the underlying option or to surrender the option for an appreciation distribution equal to the market price of the vested shares purchasable under the surrendered option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of tandem stock appreciation rights must be made in cash.

     Concurrent Stock Appreciation Rights. Concurrent stock appreciation rights are tied to an underlying option and are exercised automatically at the same time the underlying option is exercised. The participant receives an appreciation distribution equal to the market price of the vested shares purchased under the option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of concurrent stock appreciation rights must be made in cash.

     Independent Stock Appreciation Rights. Independent stock appreciation rights are granted independently of any option and entitle the participant to receive upon exercise an appreciation distribution equal to the market price of a number of shares equal to the number of share equivalents to which the participant is vested under the independent stock appreciation right less than fair market value of such number of shares of stock on the date of grant of the independent stock appreciation rights. Appreciation distributions payable upon exercise of independent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of stock or a combination thereof.

     Repricing. In the event of a decline in the value of the Company's Common Stock, the Board has the authority to offer participants the opportunity to replace outstanding higher priced stock appreciation rights with new lower priced stock appreciation rights. To the extent required by Section 162(m) of the Code, a repriced stock appreciation right is deemed to be canceled and a new stock appreciation right granted. Both the stock appreciation right deemed to be canceled and the new stock appreciation right deemed to be granted will be counted against the Section 162(m) Limitation.

Restrictions on Transfer

     The participant may not transfer an incentive stock option otherwise than by will or by the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise an incentive stock option. The Board may not grant nonstatutory stock options that are transferable except as provided in the stock option agreement. Shares subject to repurchase by the Company under an early exercise stock purchase agreement may be subject to restrictions on transfer that the Board deems appropriate.

Adjustment Provisions

     Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of shares of Common Stock subject to the Incentive Plan and outstanding awards. In that event, the Incentive Plan will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the Incentive Plan, and outstanding awards will be adjusted as to the class, number of shares and price per share of Common Stock subject to such awards.

Effect of Certain Corporate Events

     The Incentive Plan provides that, in the event of a dissolution, liquidation or sale of substantially all of the assets of the Company, specified types of merger, or other corporate reorganization ("change in control"), to the extent permitted by law any surviving corporation will be required to either assume awards outstanding under the Incentive Plan or substitute similar awards for those outstanding under the Incentive Plan, or such outstanding awards will continue in full force and effect. If any surviving corporation declines to assume awards outstanding under the Incentive Plan, or to substitute similar awards, then the vesting and the time during which such awards may be exercised will be accelerated. An outstanding award will terminate if the participant does not exercise it before a change in control, except that in the event of certain specified types of change in control, participants will have 15 days from the date of the change in control to exercise such award, following which time it will terminate if not exercised. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Duration, Amendment and Termination

     The Board may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on February 21, 2006.

     The Board may also amend the Incentive Plan at any time or from time to time. However, no amendment will be effective unless approved by the stockholders of the Company within 12 months before or after its adoption by the Board if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the Incentive Plan to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 of the Exchange Act; (ii) increase the number of shares reserved for issuance upon exercise of awards; or (iii) change any other provision of the Incentive Plan in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 of the Exchange Act or satisfy the requirements of Section 422 of the Code or any securities exchange listing requirements. The Board may submit any other amendment to the Incentive Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

     Long-term capital gains currently are generally subject to lower tax rates than ordinary income or short-term capital gains. The maximum long-term capital gains rate for federal income tax purposes is currently 20% while the maximum ordinary income rate and short-term capital gains rate is effectively 39.6%. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

     Incentive Stock Options. Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

     There generally are no federal income tax consequences to the participant or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

     If a participant holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss if the participant held the stock for more than one year.

     Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

     To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

     Nonstatutory Stock Options, Restricted Stock Purchase Awards and Stock Bonuses. Nonstatutory stock options, restricted stock purchase awards and stock bonuses granted under the Incentive Plan generally have the following federal income tax consequences:

     There are no tax consequences to the participant or the Company by reason of the grant. Upon acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

     Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

     Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares (or cash in lieu of shares) received must be treated as compensation taxable as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, the Company is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness,
Section 162(m) of the Code and the satisfaction of a reporting obligation, the Company will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the participant.

     Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

     Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

     Compensation attributable to restricted stock and stock bonuses will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors" and
(ii) the purchase price of the award is no less than the fair market value of the stock on the date of grant. Stock bonuses qualify as performance-based compensation under the Treasury regulations only if (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount -- or formula used to calculate the amount -- payable upon attainment of the performance goal).

NEW PLAN BENEFITS

     The following table presents certain information with respect to options granted under the Incentive Plan for the fiscal year ended December 31, 1998 to
(i) the Named Executive Officers (as named in the Summary Compensation Table);
(ii) all executive officers as a group, (iii) all non-executive officer employees as a group and (iv) all non-employee directors as a group.

                           1996 EQUITY INCENTIVE PLAN

                                                                                   NUMBER OF SHARES
                                                                                      UNDERLYING
                     NAME AND POSITION                        DOLLAR VALUE($)(1)   OPTIONS GRANTED
                     -----------------                        ------------------   ----------------
William T. Comer, Ph.D......................................        150,000             30,000
  Chief Executive Officer and President
Michael M. Harpold, Ph.D....................................              0                  0
  Vice President
G. Kenneth Lloyd, Ph.D......................................         75,000             15,000
  Vice President, Biology
David E. McClure, Ph.D......................................         80,000             16,000
  Vice President, Clinical Development and Regulatory
Ian A. McDonald, Ph.D.......................................         80,000             16,000
  Vice President, Chemistry
Jeffrey F. McKelvy, Ph.D....................................        500,000            100,000
  Executive Vice President and Chief Scientific Officer
All executive officers as a group(2)........................      1,235,000            253,000
All non-executive officer employees as a group(2)...........      1,148,289            237,288
All non-employee directors as a group.......................              0                  0

---------------
(1) Exercise Price multiplied by the number of shares underlying the option(s).

(2) Represents the number of executive officers as a group and all non-executive officer employees as a group as of March 31, 1999.

EMPLOYEE STOCK PURCHASE PLAN

     In February 1996, the Board of Directors adopted, and the stockholders subsequently approved, the Employee Stock Purchase Plan (the "Purchase Plan"). The purpose of the Purchase Plan is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The Purchase Plan provides a means by which employees of the Company and its affiliates may purchase Common Stock of the Company at a discount through accumulated payroll deductions. The rights to purchase Common Stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code. The maximum number of shares of Common Stock that may be issued under the Purchase Plan is 500,000. As of January 31, 1999, all of the Company's 130 employees were eligible to participate in the Purchase Plan.

     Under the Purchase Plan, the Board may provide for the grant of rights to purchase Common Stock to eligible employees (an "Offering") on a date or dates to be selected by the Board of Directors. The first Offering under the Purchase Plan began May 9, 1996, the effective date of the Company's initial public offering, and extended until April 30, 1998. Subsequent Offerings commence on May 1 every year, beginning with calendar year 1998 and end on the day prior to the first anniversary of the date the Offering commences. As of January 31, 1999, the Company had issued 63,631 shares of Common Stock to employees under the Purchase Plan.

1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In February 1996, the Board of Directors adopted, and the stockholders subsequently approved, the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to attract and retain the services of persons capable of serving as non-employee directors on the Board of Directors and to provide incentives for such persons to exert maximum efforts to promote the success of the Company. The Directors' Plan provides for the automatic grant of nonstatutory stock options to purchase shares of Common Stock to non-employee directors of the Company. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 235,000. Option grants under the Directors' Plan are non-discretionary.

     Under the Directors' Plan, each person who for the first time becomes a non-employee director shall be granted upon the date of his or her initial election to the Board of Directors, an option to purchase 10,000 shares of Common Stock of the Company. In addition, on the date of each annual meeting of stockholders, each non-employee director who is reelected at such meeting shall be granted an option to purchase 3,000 shares of Common Stock of the Company; provided, however, that a non-employee director who is then serving as the Chairman of the Board shall be granted an option to purchase 5,000 shares of Common Stock of the Company. As of January 31, 1999, options to purchase 54,000 shares had been granted under the Directors' Plan. Options granted under the Directors' Plan are not intended to qualify as incentive stock options under the Code.

401(K) PLAN

     The Company adopted a tax-qualified employee savings and retirement plan under Section 401(k) of the Code (the "401(k) Plan") covering all of the Company's employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to 15% of their salaries, but not in excess of the statutory prescribed annual limit ($10,000 in 1998) and have the amount of such reduction contributed to the 401(k) Plan. The Company currently matches 50% of employee contributions up to 6% of an employee's salary, limited to the maximum contribution allowable for income tax purposes. Employer contributions vest proportionally over five years of service. Contributions to the 401(k) Plan made by employees or by the Company, and income earned on such contributions made by the Company, if any, will be deductible by the Company when made. The 401(k) Plan may be amended or discontinued at any time by the Company.

          REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION(1)

     The Company's executive compensation program is administered by the Compensation and Stock Option Committee (the "Committee") of the Board. The Committee is appointed by the Board and is comprised of three non-employee directors. The non-employee directors that served on the Committee during fiscal year 1998 were Messrs. Miller and Ekdahl and Dr. Watson.

     The Committee is responsible for establishing and maintaining the Company's policies governing employee compensation and administering the Company's employee benefit plans. More specifically, the Committee establishes compensation packages, bonus programs and employee benefit plans. In addition, the Committee reviews and approves proposals made by management with respect to the adoption of new plans or modification to existing plans, compensation packages involving amounts over $100,000 per year and modifications to the bonus plans.

COMPENSATION PHILOSOPHY

     The Company's executive compensation philosophy strongly links management pay with both the individual's and the Company's annual and long-term performance. The Company's current compensation programs are designed to attract, motivate, and retain senior management by providing compensation

---------------

(1) The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

packages that are competitive with local and national biotech companies. The Company engages outside consultants to advise it with respect to its compensation programs and consults various industry compensation surveys including the Biotechnology Employee Development Coalition and Radford National Salary and Benefits surveys.(2)

     During the first quarter of each year, the Company's management proposes to the Committee specific Company-wide objectives to be used as benchmark performance indicators for that year. The Committee uses such objectives to evaluate the Company's overall performance for the year, and subjectively assesses each individual's contribution to such performance. Corporate objectives for 1998 included (i) securing additional research support by establishing and renewing collaborative research and license agreements; (ii) advancing the Company's various drug discovery and development programs; (iii) generating additional revenues by licensing various technologies; and (iv) engaging additional corporate partners to further research and develop certain of the Company's compounds.

COMPONENTS OF EXECUTIVE COMPENSATION

     The components of the Company's executive compensation packages and the objective criteria on which they are based are as follows:

     Base Salary. With respect to determining the base salary of executive officers, the Committee considers a variety of factors including the executive's prior relevant experience, the level of responsibility, the individual's performance, and the salaries of similar positions in the Company compared with the salaries set forth in the local Biotechnology Employee Development Coalition and Radford National Salary and Benefits surveys. Based on the foregoing factors and the data generated in the surveys, the Committee then sets target salary levels applicable to each executive officer. For fiscal 1998, the Committee set established target salaries for each executive officer at levels within the range of salary levels reflected in the surveys. The Committee made its target salary determinations subjectively after considering the competitive nature of the biotechnology industry and the Company's need to attract and retain talented executive officers.

     The Committee believes that its process for determining and adjusting the base salary of executive officers is consistent and equitable with sound personnel practices and the Company's general compensation philosophy. Annual adjustments in base salaries are determined consistent with the foregoing and typically are made at the end of the first quarter.

     Annual Cash Bonuses. Annual cash bonus awards are an integral component of an executive's overall compensation package and are intended to maintain competitive compensation levels with other leading biotechnology companies as well as to reinforce team building and provide a merit-based means of earning additional compensation. The amount of each executive's cash bonus is determined each year subjectively by the Committee based upon the factors outlined above for base salary with the goal of establishing combined base salary and bonus within the range of salary levels determined using the surveys. Cash bonuses are also awarded if certain minimum corporate earning thresholds are met, even if certain other objectives are not met. During the fiscal year 1998, cash bonuses were paid to all executive officers of the Company.

     Equity Incentive Awards. Generally, the Company grants equity incentive awards in the form of stock options to executive officers concurrent with their joining the Company. The amount of such grants are intended to reflect a new hire's level of experience and position for which such person was hired. In addition, annual grants of stock options are made with the objective to strengthen the mutuality of interest between management and the Company's stockholders. Grants made under the 1996 Equity Incentive Plan generally have a term of 10 years and are normally tied to the market valuation of the Company's Common Stock,

---------------

(2) The companies included in the survey are not necessarily the same as the companies included in the market indices included in the performance graph in this Proxy Statement. Although the compensation (salary and bonus) surveys referred to above and the market indices included in the performance graph are broad and include companies in related industries, the surveys and indices were created for different purposes and accordingly are not comparable.

thereby providing an additional incentive for executives to build stockholder value. In addition, grants are generally subject to vesting over four years, with vesting tied to continued employment. Executives receive value from these grants only if strategic goals are achieved and the Company's Common Stock appreciates accordingly. This component of an executive's compensation package is intended to retain and motivate executives to improve long-term stock market performance. Additional long-term incentives are provided through the Company's Employee Stock Purchase Plan in which all eligible employees may participate.

     The level of the annual discretionary stock awards are based, in part, on the executive's level of contribution to the Company during the prior year as determined by the Committee using the factors specified above. The terms of the Company's equity incentive plans pursuant to which it grants options to its executive officers are comparable, in all material respects, to equity incentive plans which are generally employed in the industry and which the Company believes are competitive and reasonable.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The Committee uses the same procedures described above in setting the total compensation package paid to the Company's Chief Executive Officer. The Chief Executive Officer's total salary is based on comparisons with other companies included in the surveys referred to above. In awarding annual stock options, the Committee considers the Chief Executive Officer's performance with respect to objective criteria established by the Committee and overall contribution to the Company during the prior year. During 1998, the Chief Executive Officer was paid a salary of $276,258, a cash bonus of $42,400 and was granted options to purchase 30,000 shares of Common Stock of the Company. The Committee believes that the total compensation package received by the Chief Executive Officer for fiscal year 1998 was competitive within the industry and reflected his overall contribution to the Company.

SECTION 162(M) OF THE INTERNAL REVENUE CODE

     Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

     The statute containing this law and the applicable regulations offer a number of transitional exceptions to the 162(m) limitations on deductions for pre-existing compensation plans, arrangements and binding contracts. As a result, the Committee believes that at the present time it is quite unlikely that the compensation paid to any Named Executive Officer in a taxable year which is subject to the deduction limit will exceed $1 million. Therefore, the Committee has not yet established a policy for determining which forms of incentive compensation awarded to its executive officers shall be designed to qualify as "performance-based compensation." The Committee intends to continue to evaluate the effects of the statute and to comply with Section 162(m) of the Code in the future to the extent consistent with the best interests of the Company and its stockholders.

SUBMITTED BY THE COMPENSATION AND STOCK OPTION COMMITTEE OF THE BOARD OF
DIRECTORS

            Gunnar Ekdahl     William R. Miller     James D. Watson

                              CERTAIN TRANSACTIONS

     In July 1992, the Company loaned to Dr. Harpold $43,600 pursuant to a promissory note bearing interest at the rate of 7.5% per annum. The entire loan balance of $43,600 was forgiven as a provision of Dr. Harpold's June 1998 employment agreement. See "Executive Compensation -- Employment Agreements."

     In February 1996, the Company loaned to Dr. Harpold $44,100 as the purchase price for certain options to purchase Common Stock of the Company pursuant to a promissory note bearing interest at the rate of 7.0% per annum. As of March 31, 1999, the total amount of principal and interest outstanding under the promissory note was $53,771.

     The Company has entered into certain transactions with its directors, as described under the caption "Executive Compensation -- Compensation of Directors."

     The Company has also entered into certain agreements with certain of its current and former executive officers, as described under the captions "Executive Compensation -- Employment Agreements" and "-- Change in Control Arrangements."

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and officers.

     In addition, the Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of January 31, 1999 by: (i) each director; (ii) each of the Named Executive Officers (as named in the Summary Compensation Table); (iii) all directors and executive officers of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the outstanding shares of Common Stock.

                                                      BENEFICIAL OWNERSHIP(1)
                                                ------------------------------------
               BENEFICIAL OWNER                 NUMBER OF SHARES    PERCENT OF TOTAL
               ----------------                 ----------------    ----------------
The Salk Institute for Biological Studies.....     1,933,461              20.3%
  10010 North Torrey Pines Road
  La Jolla, California 92037
Biotechnology Value Fund, L.P.(2).............     1,043,400              11.0%
  333 West Wacker Drive, Suite 1600
  Chicago, IL 60606
Novartis AG...................................     1,035,324              10.9%
  Huenincerstrase
  4056 Basel, Switzerland
Skandigen AB..................................       986,696              10.4%
  Norrlandsgatan 15
  S-111 43 Stockholm, Sweden
Bristol-Myers Squibb Company..................       658,000               6.9%
  345 Park Avenue
  New York, NY 10154
William T. Comer, Ph.D.(3)....................       374,885               3.9%
Stanley T. Crooke, M.D., Ph.D.(4).............        20,250                 *
Gunnar Ekdahl(5)..............................        23,500                 *
Michael M. Harpold, Ph.D.(6)..................       157,234               1.6%
G. Kenneth Lloyd, Ph.D.(7)....................        64,662                 *
David E. McClure, Ph.D.(8)....................        25,115                 *
Ian A. McDonald, Ph.D.(9).....................        77,706                 *
Jeffrey F. McKelvy, Ph.D.(10).................             0                 *
William R. Miller(11).........................        65,375                 *
Frederick B. Rentschler(12)...................        29,250                 *
James D. Watson, Ph.D.(13)....................        45,000                 *
All executive officers and directors as a
  group (12 persons)(14)......................       810,627               8.2%

---------------
  *  Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 9,517,947 shares outstanding on January 31, 1999, adjusted as required by the rules promulgated by the SEC.

 (2) BVF Partners L.P., a Delaware limited partnership ("Partners"), is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"). BVF Inc., a Delaware corporation ("BVF Inc."), is an investment adviser to and the general partner of Partners. Mark N. Lampert, an individual, is the sole stockholder, sole director and an officer of BVF Inc. BVF may be deemed to have beneficial ownership of 495,500 shares of Common Stock of the Company, and Partners and BVF Inc. may be deemed to have beneficial ownership of 1,043,400 shares of Common Stock of the Company.

     BVF shares voting and dispositive power over the 495,500 shares of Common Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,043,400 shares of Common Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment managers, purchased such shares.

 (3) Includes 115,235 shares subject to options exercisable within 60 days of January 31, 1999 and 259,650 shares held by the Comer Family Trust. Does not include 235,000 shares held by the Comer Family Irrevocable Trust.

 (4) Includes 19,250 shares subject to options exercisable within 60 days of January 31, 1999.

 (5) Includes 17,500 shares subject to options exercisable within 60 days of January 31, 1999. Does not include 986,696 shares beneficially owned by Skandigen AG, of which Mr. Ekdahl is a board member.

 (6) Includes 81,424 shares subject to options exercisable within 60 days of January 31, 1999, of which 14,687 shares were subject to accelerated vesting as of March 31, 1999 pursuant to Mr. Harpold's employment agreement with the Company. See "-- Employment Agreements."

 (7) Includes 48,802 shares subject to options exercisable within 60 days of January 31, 1999.

 (8) Includes 22,030 shares subject to options exercisable within 60 days of January 31, 1999.

 (9) Includes 66,706 shares subject to options exercisable within 60 days of January 31, 1999.

(10) Jeffrey F. McKelvy, Ph.D., joined the company as a director and Executive Vice President and Chief Scientific Officer in April 1998.

(11) Includes 12,500 shares subject to options exercisable within 60 days of January 31, 1999.

(12) Includes 29,250 shares subject to options exercisable within 60 days of January 31, 1999. Does not include 1,933,461 shares beneficially owned by The Salk Institute. Mr. Rentschler is currently the Chairman of the Board of Trustees for The Salk Institute for Biological Studies.

(13) Includes 15,625 shares subject to options exercisable within 60 days of January 31, 1999.

(14) Includes 364,081 shares subject to options exercisable within 60 days of January 31, 1999.

                                 EXHIBIT INDEX

 EXHIBIT                           DESCRIPTION
 -------                           -----------
Exhibit 1  Offer to Purchase dated August 6, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of Merck &
           Co., Inc. and MC Subsidiary Corp. filed with the Securities and Exchange Commission on August 6, 1999 (the "Schedule
           14D-1")).**
Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit
           (a)(2) of Schedule 14D-1).**
Exhibit 3  Joint Press Release issued by the Company and the Parent, dated August 2, 1999.
Exhibit 4  Opinion Letter of CIBC World Markets Corp., dated July 30,
           1999.*
Exhibit 5  Confidential Disclosure Agreement dated July 21, 1999 between the Company and Parent.
Exhibit 6  Agreement and Plan of Merger, dated July 30, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).
Exhibit 7  Stock Option Agreement dated July 30, 1999 among the Parent, the Merger Sub and the Company (incorporated by reference to
           Exhibit (c)(3) of the Schedule 14D-1).
Exhibit 8  Shareholders Agreement dated July 30, 1999 between the
           Parent, the Merger Sub and certain stockholders of the
           Company (incorporated by reference to Exhibit (c)(2) of the
           Schedule 14D-1).
Exhibit 9  Letter to Stockholders of the Company dated August 6, 1999.*

---------------
 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company

** Included in the Offer to Purchase materials mailed to stockholders of the Company